

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-mail</u>
Mark Linkorst
Chief Executive Officer
VitaCig, Inc.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

> **Re:** **VitaCig, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2014**
> **File No. 333-195397**

Dear Mr. Linkhorst:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or explain why you believe you are not a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital through unregistered offerings.

2. Please provide us an analysis as to why you believe you are an emerging growth company, given the distribution of shares that is categorized as a spin-off, from mCig. We may have further comment once we review your response.

3. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

4. We note the disclosure that mCig is distributing to its shareholders the shares of common stock in VitaCig that are being registered for resale. Please advise us what exemption from registration you are relying upon for the distribution. As part of your response, please provide us an analysis as to why you are not registering the apparent spin-off under the Securities Act or why you do not appear to meet the conditions outlined in Staff Legal Bulletin No. 4 and can structure your transaction in the manner you are anticipating. Refer generally to Staff Legal Bulletin No. 4, available on our website, www.sec.gov.

Calculation of Registration Fee Table

5. There appears to be a typographical error, with "CoCommon" Stock listed in the fee table, rather than Common Stock. Please revise accordingly.

Cover Page of Registration Statement

6. Please remove the reference to Mr. Eilers as your President or advise.

Prospectus Summary, page 5

7. In one of your opening paragraphs, please disclose that you have had no revenues to date, your net losses, that you are a development stage company, and that your auditor has issued a going concern opinion. Please also include an appropriate going concern risk factor.

8. Please disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

9. Please revise to disclose that you do not currently have enough money to execute your business plan, and that you will need to obtain additional financing. Also provide an estimate of the amount of money needed to accomplish the goals, and what, if any, plans you have to raise such funds.

10. We note that several sections of the summary are identical to the Business section beginning on page 18. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

Our Business, page 5

11. We note that your electronic cigarettes do not contain nicotine, but do contain "generic pharmaceuticals." Please briefly explain what is meant by "generic pharmaceuticals" and briefly explain what generic pharmaceuticals are included in your products.

12. Please briefly explain the distinction between nicotine-free electronic cigarettes and those containing nicotine, including what percentage of the electronic cigarette market is nicotine-free, to the extent known.

13. Please revise to disclose (a) the implied aggregate price of all of your common stock intended to be outstanding after the offering, based on the offering price of $0.01 and (b) your total stockholders' equity (deficit) as of the latest balance sheet date. Based on your 500,135,000 shares outstanding at February 28, 2014 , it appears that the implied aggregate price of your common stock based on the offering price of $0.01 is $5,001,350.

Electronic Cigarettes, page 5

14. Please briefly explain what you mean by building brand awareness through "viral adoption." Also, please briefly describe the additional marketing strategies you expect to employ in the future and the anticipated timelines for the implementation of such strategies, including a brief discussion of any costs associated with your marketing strategies.

Our Electronic Cigarettes, page 5

15. Please provide support for your statement that you have developed and trademarked additional brands that you will market to new customers and demographics or remove the statement.

The Market for Electronic Cigarettes, page 6

16. We note your statement that that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used, but that you cannot provide any assurance that future regulations may not affect where electronic cigarettes may be used. Please also briefly discuss the

possibility that private businesses, such as coffee houses or restaurants, may also impose restrictions on the use of electronic cigarettes even absent regulations.

Advertising, page 6

17. Please remove the word "innovative" when describing your social media marketing activities.

Risk Factors, page 7

18. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two people occupy all of the corporate positions, and the risk that there may not be funds available for net income because these two directors and officers will determine their salary and perquisites or explain why these risk factors are not necessary.

19. It appears from their biographies on page 24 that your officers may have ongoing outside business activities. If so, please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments. Also discuss the amount of time they are able to dedicate to your business given these other business activities.

Risks Related to our Business, page 7

20. Please include a risk factor to discuss the competition you face from other companies offering electronic cigarettes with vitamins, as well as the fact that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

21. Please include a risk factor related to your dependence on third party manufacturers, and, consistent with your disclosure on page 20, any risks associated with the manufacture of your products in China.

If we experience product recalls, page 8

22. Please disclose what amount of coverage is provided by your product recall insurance coverage limits.

Internet security poses a risk to our e-commerce sales, page 9

23. Please reconcile your statement here that you presently generate sales through your website, with your disclosure elsewhere that you have not yet generated revenues.

Our compliance with the Sarbanes-Oxley Act, page 10

24. Please reconcile your disclosure there that you have only one "sole" officer and director, with the disclosure elsewhere that you have two officers and three directors.

25. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Distribution Summary, page 13

26. Please explain to us how you will have 14,842 shareholders after the distribution. From its most recently filed 10-K, it appears that mCig had 36 registered shareholders. Please also reconcile these numbers with the legal opinion filed as Exhibit 5.1, wherein it indicates that mCig had approximately 9,017 shareholders.

Mechanics of Completing the Distribution, page 14

27. It appears to us that the distribution will not be complete at the time of effectiveness and that you will not be naming the selling shareholders until after effectiveness. Please provide us an analysis as to why you believe that the shares may be registered for resale prior to their distribution. Also please tell us how you intend to comply with the disclosure requirement in Item 507 of Regulation S-K.

Plan of Distribution, page 14

28. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

Capitalization, page 16

29. Please eliminate the word "unaudited" from the table.

Special Note Regarding Forward-Looking Statements, page 17

30. We note that the disclosure regarding forward-looking statements is already contained on page 5. Please select the most appropriate location and consolidate to remove repetition.

Business, page 18

31. Please provide a brief background for mCig. We also note from mCig's website that you are 49% owned by mCig. Please clarify who owns the remaining 51%

and reconcile this with your statement here that were formed as a wholly-owned subsidiary of mCig, and on page 22 that you remain a wholly-owned subsidiary.

32. Please revise to provide disclosure regarding your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Business Strategy, page 19

33. Please clarify what you mean by the statement regarding your ability to harness mobile vaporization technology for "medical delivery applications."

34. Please provide support for your belief that you can provide a "superior method for the inhalation and consumption of Vitamins, Nutrients, and compounds with medical efficacy" or remove.

35. Unless you have already begun such activities, please remove the word "increase" from the list on page 19 when discussing your presence in national and regional retailers, and infomercial broadcasts.

36. Consistent with the first item from the list on page 19, please briefly discuss your plans to develop new brands and engineer product offerings, including a timeline for such plans, the expected costs for such initiatives and how you intend to fund them. In addition, consistent with your disclosure on page 9, please describe the new formulations, packaging and distribution channels you are developing.

Manufacturing, page 20

37. We note that you will rely on others for the manufacture of your product. Please expand your disclosure here to discuss the existence or non-existence of any production or distribution arrangements and file any agreements with the next amendment.

38. Please reconcile your disclosure in the first paragraph that you utilize several third party manufacturers, with your disclosure in the next paragraph that you currently use one manufacturer that is based in China.

39. Please disclose the locations of the third party manufacturers other than the one disclosed as located in China. Also, disclose whether you consider any one location to be your primary manufacturer, and how you determine the quantity to be produced at each location to use.

Management's Discussion and Analysis of Financial Condition, page 21

40. Please include a plan of operations for the next twelve months and to the point of generating revenues in which you discuss your business strategy and how you plan to implement it. In the discussion of each of your planned activities, include

specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. Please also address any needed funds for implementing the planned business and if funding is not currently available, please also make that clear. For example, we note a website where orders can be placed; however, it is unclear what resources (agreements with manufacturers, distribution arrangements, etc.) are in place to fill such orders. We also note your intent to eventually sell your products at retail establishments.

Liquidity and Financial Condition, page 23

41. Please be more specific of the immediate source of funds to (i) pay manufacturers of your inventory, (ii) cover the carrying and distribution costs of inventory, and (iii) pay for other operating costs for the foreseeable future. Also, disclose the intended timeframe for initiating your central operations.

Management, page 24

42. Please disclosure when Mr. Linkhorst and Dr. Bryan began serving in their respective capacities with the company. Since neither of them appear to currently be receiving compensation from you, please also clarify if they work full or part-time with you, and if part time disclose the approximate number of hours they each devote to your business.

43. Please clarify if Mr. Linkhorst will continue to serve as the Chief Operating Officer of mCig, Inc. Please also clarify if he will continue to serve as a consultant through Cannabis Pro, LLC.

44. Please include the information required by Item 401 for your director, Mr. Paul Rosenberg.

Security Ownership of Certain Beneficial Owners and Management, page 25

45. Please revise to complete footnote one of the table to disclose how much control Mr. Rosenberg will have after the distribution.

Description of Securities, page 25

46. Please delete the statement that all your outstanding shares are "fully paid and non-assessable" or attribute the statement to counsel.

Balance Sheet, page F-2

47. From your disclosures it appears the amount presented as "accounts payable-related party" represents a loan, the proceeds of which were used to pay for operating activities. Accordingly, it appears such should be reported as a

financing activity in the statement of cash flows rather than as an operating activity. Please revise as appropriate, including applicable portions of "Liquidity and Financial Condition" and "Liquidity and Capital Resources" on page 23.

48. You issued your 500,135,000 shares of common stock outstanding for $500, which is at a discount of $49,514 from its par value. It appears the discount is reported in "accumulated deficit during development stage." For clarity purposes, please present a separate line in the stockholder's deficit section to report the discount, and conform the table in the "Capitalization" section. Additionally, present a separate column in the statement of stockholder's deficit for the discount.

Statement of Cash Flows, page F-5

49. It appears the amount for "shares issued in spin off" in the "Non Cash Supplemental Information" section represents the discount from par value of the common stock issued. Please revise as appropriate.

Notes to Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-6

50. Please revise to disclose your revenue recognition policy, including any differences in your accounting that may exist between online sales and sales through a wholesale distributor reseller program. Also, disclose the related accounting policies for inventory and cost of sales, including how each is determined and the costs each consists of.

Signatures, page II-4

51. Please revise the Signatures section to provide the language and format required by Form S-1.

52. Please have your controller or principal accounting officer sign your registration statement in their individual capacity. Refer to the Instructions to Form S-1.

Exhibit 5.1

53. Please refer to paragraph 4 of the legal opinion. Please explain why the opinion covers the issuance of 270,135, 100 shares from mCig, whereas 250,000,000 are being registered for resale. Also, the legality opinion should focus on the resale transaction, which is what is being registered. Refer generally to Staff Legal Bulletin No. 19, Section II.B.2.g., available on our website. Please also explain the timing of the issuance in relation to the effectiveness of the registration statement. We may have further comment upon reviewing your response.

54. Please also refer to paragraph 5. Please explain to us what is meant by "[i]n addition, I have confirmed that of the 270,135,000 of mCig, Inc., only 250,000,000 shares meet the standards set by VitaCig, Inc.'s Board of Directors and accepted by mCig, Inc."

Other

55. Provide a currently dated consent from the independent public accountant in any subsequent amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
        William Robinson Eilers, Esq.